UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 27, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

On December 27, 2011, D. Medical Industries Ltd. (the "Company") and  YA Global Investments L.P ("YA"), have entered into a second amendment to the Standby Equity Purchase Agreement (the "SEDA"), dated April 16, 2011, between the Company and YA (the "SEDA Amendment"). The SEDA Amendment enables the Company to choose, at its sole discretion, between two different pricing methods for each advance notice made by the Company pursuant to the SEDA. One method is the “Lowest VWAP Method”, which was the sole pricing method under the SEDA prior to the SEDA Amendment. The other method, which is now available to the Company following the SEDA Amendment, is the “Average VWAP Method” pursuant to which the purchase price of the shares is calculated based on an average of all the daily VWAPs during the Pricing Period multiplied by the Relevant Percentage equal to 95% (as such terms are defined in the SEDA). If the Company chooses the “Average VWAP Method,” no minimum price requirements will be required by the Tel Aviv Stock Exchange Ltd. ("TASE").

The Company intends to file with the Israeli Securities Authority and the TASE, an amendment to the shelf prospectus published by the Company in Israel on September 12, 2011, relating, among others, to the SEDA Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer